Return of Capital

The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1998, amounts have been reclassified to reflect an increase in paid-in capital of $591,836, a decrease in undistributed net investment income of $159,958, and a decrease in accumulated net realized gain on investments of $431,878.